UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZKH Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0000001 per share

(Title of Class of Securities)

**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98877R104 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on New York Stock Exchange under the symbol “ZKH.” Each ADS represents thirty-five (35) Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98877R104

1	Names of Reporting Persons. Tencent Mobility Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 526,845,143[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 526,845,143[1]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 526,845,143 [1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.8% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) CO

1 Represents 526,845,143 Class A Ordinary Shares held of record by Tencent Mobility Limited.

2 See Item 4.

CUSIP No.	98877R104

1	Names of Reporting Persons. Tencent Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 526,845,143[3]
	6	Shared Voting Power None
	7	Sole Dispositive Power 526,845,143[3]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 526,845,143[3]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.8% of total outstanding Class A Ordinary Shares[4]
12	Type of Reporting Person (See Instructions) CO

3 Represents 526,845,143 Class A Ordinary Shares held of record by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited.

4 See Item 4.

Item 1(a).	Name of Issuer:

ZKH Group Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7/F, Tower 4, Libao Plaza,

No. 36 Shenbin Road, Minhang District,

Shanghai, 201106, People’s Republic of China

Item 2(a).	Name of Person Filing:

Tencent Mobility Limited

Tencent Holdings Limited
(each a “Reporting Person” and collectively the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office, or if None, Residence:

For both Reporting Persons:

Level 29, Three Pacific Place

No. 1 Queen’s Road East

Wanchai, Hong Kong

Item 2(c).	Citizenship:

Tencent Mobility Limited – Hong Kong
Tencent Holdings Limited – The Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0000001 per share (each ADS represents thirty-five (35) Class A Ordinary Shares).

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98877R104 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZKH.” Each ADS represents thirty-five (35) Class A Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: _____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares is based on 4,481,410,964 Class A Ordinary Shares, assuming the over-allotment option in connection with the initial public offering of the Issuer had been exercised in full, upon the closing of such over-allotment transaction, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) dated December 14, 2023 filed with the U.S. Securities and Exchange Commission.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2024

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 1, 2024

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director